[redacted]

SECUR 08032518 SION

ANN JRT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P&M Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26300 Northwestern Highway, Suite 120
(No. and Street)

Southfield (City) Michigan (State) 48037-0307 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

SEC Mail Processing Section
AUG 27 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip C. Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P&M Corporate Finance, LLC, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN E. HAMILTON
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jun. 18, 2011
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P & M CORPORATE FINANCE, LLC

JUNE 30, 2008

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

MEMBERS AND BOARD OF DIRECTORS
P & M CORPORATE FINANCE, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of P & M Corporate Finance, LLC as of June 30, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P & M Corporate Finance, LLC as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

August 19, 2008
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS	
CASH AND CASH EQUIVALENTS	$ 2,869,937
RESTRICTED CASH	4,356
ACCOUNTS RECEIVABLE - NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS OF $5,749	245,177
UNBILLED WORK IN PROCESS	2,405,204
DUE FROM RELATED PARTY	56
DUE FROM MEMBER	50,000
TOTAL ASSETS	$ 5,574,730
LIABILITIES	
ACCOUNTS PAYABLE, ACCRUED PAYROLL, AND EXPENSES	$ 1,342,048
DUE TO RELATED PARTY	59,704
TOTAL LIABILITIES	1,401,752
MEMBERS' EQUITY	
MEMBERS' EQUITY	4,172,978
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 5,574,730

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2008

REVENUE	$	7,768,198
INTEREST INCOME		73,348
		7,841,546
EXPENSES		
Compensation and benefits		4,090,281
Regulatory fees and expenses		59,960
Other expenses		2,421,201
		6,571,442
NET INCOME	$	1,270,104

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED JUNE 30, 2008

BALANCE - JULY 1, 2007	$ 3,222,496
NET INCOME	1,270,104
CAPITAL CONTRIBUTIONS	2,000,000
MEMBERS' EQUITY DISTRIBUTIONS	(2,319,622)
BALANCE - JUNE 30, 2008	$ 4,172,978

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2008

CASH FLOW USED IN OPERATING ACTIVITIES	
Net income	$ 1,270,104
Increase (decrease) in cash resulting from changes in operating assets and liabilities:	
Restricted cash	1,700
Accounts receivable and unbilled work in process - Net	(1,677,939)
Other assets	10,238
Due to related party	(237,365)
Accounts payable, accrued payroll, and expenses	(31,764)
Net cash used in operating activities	(665,026)
CASH FLOW USED IN INVESTING ACTIVITY	
Due from member	(50,000)
CASH FLOW USED IN FINANCING ACTIVITIES	
Members' equity distributions	(2,319,622)
Capital contributions	2,000,000
Net cash used in financing activities	(319,622)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,034,648)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	3,904,585
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 2,869,937

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

P & M Corporate Finance, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) in forty-seven states and one territory, including Michigan, Ohio, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in investment banking for the middle market.

The Company is a limited liability company that shall continue in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

The Company is engaged in various trading and brokerage activities, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services and strategic advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

For investment banking services that are consulting fee based services, revenue is recognized on an accrual basis of reporting using a production basis method of recording revenue, whereby staff charge hours representing time spent for client services rendered are multiplied by their respective staff billing rate to determine gross revenue. From this, an overage or underage is recorded to determine the amount billable to the client based on net realizable value. Contingent fee investment banking work is recorded as revenue upon closing of the transaction and funding of financing requirements by the buyer or seller.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has $4,356 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Three customers combined comprised approximately 57% of the accounts receivable balance at June 30, 2008.

Two customers combined comprised approximately 99% of the unbilled work in process balance at June 30, 2008.

Three customers combined comprised approximately 59% of revenue during the year ended June 30, 2008.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. The Company fully reserves receivables 60 days and older.

Unbilled Work in Process

Unbilled work in process is stated at estimated realizable value.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a Michigan Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provisions for federal income taxes.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTY

The Company entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (P&M, PLLC), a wholly-owned subsidiary of P&M Holding Group, LLP, the majority member of the Company, whereby P&M, PLLC provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain employee-related expenses, legal and other expenses were paid by P&M, PLLC on the Company's behalf. The Agreement automatically renews in one year increments, unless notice of termination is given by either party.

For the year ended June 30, 2008, total expenses allocated to the Company under the management services agreement were $720,496 and consisted of the following:

Overhead charges (including Accounting, Human Resources, Technology, and Marketing)	$	445,604
Facilities		197,892
Insurance		77,000
Total	$	720,496

In addition, included in revenue is approximately $176,000 for consulting and other services rendered to P&M, PLLC by the Company. Expenses for the year include approximately $159,000 related to consulting services provided by P&M, PLLC.

NOTES TO THE FINANCIAL STATEMENTS

3. RELATED PARTY (Continued)

At June 30, 2008, due to related party consisted of amounts due to P&M, PLLC related to services under the Agreement. The amount due from related party relates to services the Company's staff provided to P&M Holding Group, LLP and affiliates.

Due from member consists of a promissory note due from a member of the Company in the amount of $50,000. Interest income is imputed each December at prescribed U.S. Treasury Rates. The note and interest is payable immediately upon termination of the member's employment with the Company. Both the note and interest will be forgiven if the member continues employment without interruption through June 30, 2010.

During the year ended June 30, 2008, P&M Holding Group, LLP approved and made a capital contribution to the Company in the amount of $2,000,000.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2008, the Company had net capital of $1,467,653, which was $1,374,203 in excess of its required net capital of $93,450.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2008, the ratio was .955 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an "other broker-dealer", and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTES TO THE FINANCIAL STATEMENTS

6. RETIREMENT PLANS

The Company participates in a 401(k) plan and a defined contribution plan administered by P&M Holding Group, LLP. These plans cover substantially all employees. The 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 1% of the participant's total compensation. The Company's matching contributions for 2008 amounted to approximately $21,000. The defined contribution plan provides for contributions ranging from 2% to 14% of an employee's compensation, as defined. The Company's contributions totaled approximately $126,000 for 2008.

7. NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosure about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

The changes to current generally accepted principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of June 30, 2008, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of income for a fiscal period.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2008

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2008

NET CAPITAL		
Total members' equity from statement of financial condition		$ 4,172,978
Less: Non-allowable assets		
Restricted cash	$ 4,356	
Accounts receivable - Net	245,177	
Unbilled work in process	2,405,204	
Due from related party	56	
Due from member	50,000	2,704,793
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		1,468,185
Haircuts on securities - Money market account		532
NET CAPITAL		$ 1,467,653
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 1,401,752
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 93,450
MINIMUM REQUIRED NET CAPITAL		$ 5,000
NET CAPITAL REQUIREMENT		$ 93,450
EXCESS NET CAPITAL		$ 1,374,203
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.955 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2008, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation are not required as there are no audit adjustments that effect net capital.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

MEMBERS AND BOARD OF DIRECTORS
P & M CORPORATE FINANCE, LLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of P & M Corporate Finance, LLC (the Company) as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its *internal control* over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the board of directors, SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

August 19, 2008
Westlake, Ohio

END